March 21, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Era Anagnosti, Pamela Long

Re:	Spiral Energy Tech., Inc. Amendment No.2 to Registration Statement on Form S-1 Filed December 19, 2014 File No. 333-183359

Ladies and Gentlemen:

       The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated January 13, 2014 (the “Comment Letter”) relating to Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) of Spiral Energy Tech., Inc. (the “Company”) filed on December 19, 2013. The Company is simultaneously filing Amendment No.3 to the Registration Statement.  The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

General

1. We note your response to comment four in our letter dated September 3, 2013. Please note that the definition of a shell company does not turn on whether the company is actively pursuing a business plan. Rather, it is determined based on the amount and nature of your assets and operations. We continue to believe that (i) the shares covered by the registration statement were issued while the company was a shell company (as the term is defined in Securities Act Rule 405), and that (ii) you currently do not comply with the requirements of Rule 144(i)(2) with respect to the resale of the securities covered by the registration statement since, among other things, you are not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, and one year has not lapsed since “current ‘Form 10 information’…reflecting” that you are no longer a shell company, was filed with the Commission. As previously requested, please revise the prospectus cover page and the Plan of Distribution section to indicate that the selling shareholders “are underwriters,” and to fix the offering price for the duration of the offering.

Response:

Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”) defines a shell company as “a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB, that has: (1) no or nominal operations; and (2) either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.”  The Company notes that in adopting the definition of shell company in SEC Release No. 33-8587 (the “Release”), the Commission stated that it intentionally did not define the term “nominal” and it did not set a quantitative threshold of what constitutes a shell company.

Accordingly, while the Company’s assets prior to and at the time of the sales to the selling shareholders may have consisted of no or nominal assets, the Company believes that it was actively engaged in the development of the Company’s proposed business of exploring potential applications of holographic technology in solar energy applications from inception and thus had more than no or nominal operations.  Specifically, the Company (i) performed research and analysis of the solar energy industry, holographic solar modules, potential customers and pricing strategies, (ii) engaged in serious discussions and negotiations with several companies, including Clear Skies Solar and Carbon 612, concerning the possible acquisition of solar and renewable energy technologies and (iii) recruited candidates with renewable energy and solar energy expertise for positions as officers, directors and consultants to the company.  Based upon these grounds, the Company contends that it had well beyond the no or nominal operations threshold outlined in Rule, and that was not a shell company during the period prior to and following the sales to the shareholders.

        The Company further believes that its financing activities and status as a development stage company do not indicate that it was a shell company, in particular because footnote 172 to the Release says, in applicable part:

        “Rule 144(i)(1)i) is not intended to capture a “startup company”, or in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

Management’s Discussion and Analysis, page 13

Liquidity and Capital Resources, page 17

2. We have read your response and revision to comment six in our letter dated September 3, 2013. Please revise your document herein to include the information in your response that the remainder of the funds necessary over the next twelve months will be allocated to paying installers, purchasing supplies, compensation and paying the Company’s legal and financial advisors. As previously requested, please revise to clearly disclose the extent to which you are actually using funds in your operations on a monthly basis.

Response:

The Company has revised the Registration Statement on page 15 to address the comment above.

Business, page 19

3. We note your response to comment six in our letter dated September 3, 2013; however, no Item 102 of Regulation S-K disclosure has been included regarding a description of material properties. Please advise or revise your disclosure accordingly.

Response:

The Company has revised the Registration Statement on page 28 to address the above comment.

Background, page 19

4. We note your revised disclosure in response to comment seven in our letter dated September 3, 2013. Further revise your disclosure to explain how you will be able to continue developing the XTRAX® system if Endeavor sells the transferred patents. In addition, we note that based on your response to comment 22 in our letter dated September 3, 2013, it appears that you sold the IP at a lower price point than you licensed it from the original owners. Please discuss in your disclosure how the lower price point has enabled you to develop the energy monitoring system. Your disclosure should clearly identify the material business reasons for the transaction with Endeavor.

Response:

The Company has revised the Registration Statement on page 18 to explain that will be able to continue developing the XTRAX® system if Endeavor sells the transferred patents and to identify the business reasons for the transaction with Endeavor.  The Company has determined that it did not sell the patents to Endeavor at a lower price point than it licensed it from the original owners as the Company received $100,000 and 666,666 shares in the transaction.

Products and Services, page 20

Overview, page 20

5. We note your revised disclosure in response to comment 12 in our letter dated September 3, 2013. You have not, however, revised your page 18 tabular disclosure to indicate a baseline of what an “As Required” timeline may represent. Please advise or revise your disclosure accordingly.

Response:

The Company has revised the Registration Statement on page19 to address the above comment.

6. We reissue comment 13 in our letter dated September 3, 2013 as your disclosure was not revised to explain how the XTRAX® system records and monitors carbon credits.

Response:

The Company has revised the Registration Statement on page 20 to address the above comment.

Executive Compensation, page 32

Summary Compensation Table, page 32

7. Please update compensation disclosure for fiscal year ended December 31, 2013.

Response:

The Company has revised the Registration Statement on page 30 to address the above comment.

Selling Stockholders, page 35

8. Please revise the third paragraph of your disclosure to highlight Mr. Green’s affiliation with the company as its Chief Executive Officer.

Response:

The Company has revised the Registration Statement on page 34 to address the above comment.

September 30, 2013 Financial Statements

Note 4. Marketable Securities, page F-8

9. We note that 75% of the balance of new marketable securities at September 30, 2013 is attributed to unrealized holding gains. Please provide your calculation for these gains, including the number of shares received and fair value used for the shares on the date of the transaction and the number of shares and fair value at the end of the third quarter.

Response:

The Company used the closing historical prices of Endeavor IP’s stock in its calculations as set forth below.

May 13 2013 – Transaction date – received net 599,998 Endeavour IP (OTCQB: ENIP) shares:

•	Market price at acquisition - $0.2043/sh
•	Acquisition value = $122,580 (599,998 x $0.2043)

June 30, 2013 – Unrealized Gain to Other Comprehensive Income (OCI)

•	$0.2857 / Sh – Market price at June 30, 2013
•	$171,419 Market Value at June 30 (599,998 x $0.2857)
•	$48,839 Unrealized Gain to OCI (171,419 – 122,580)
•	$32,234 OCI increase net of tax (48,839 – (48,839 x 34%))
•	$16,605 Deferred tax payable at June 30.

September 30, 2013 – Unrealized Gain (OCI) adjustment:

•	$0.80/sh - September 30, 2013 market value
•	No shares sold during the quarter ended September 30, 2013
•	$479,998 – Market value (599,998 sh x $0.80)
•	$357,418 – Unrealized Gain Gross (599,998 sh x ($0.80 - $0.2043)
•	$121,522 – Deferred tax payable (357,418 x 34%)
•	$235,896 – OCI net of tax at Sept 30 ($357,418 - $121,522)

December 31, 2013 – OCI / Market Value adjustment:

October 22, 2013 - sold 299,994 shares of ENIP for cash of $62,500:

•	$1,211 – Net realized income from sale of shares ($62,500 – (299,994 x $0.2043))

October 22, 2013 - Adjustments to Marketable Securities / OCI / Deferred Tax for 299,994 shares sold:

•	($178,706) – reduction of Marketable Securities value (299,994 sh * ($0.80 - $0.2043)
•	($117,946) – reduction to OCI net of tax
•	($60,760) – reduction to Deferred tax payable

October 22, 2013 – New Balances (without adjustment to current Market Value):

•	$240,003 – Market Value of 300,004 shares @ $0.80 (or $479,998 - $61,289 - $178,706)
•	$117,950 – OCI balance after trade ($235,896 - $117,946)
•	$60,762 – Deferred tax after trade ($121,522 - $60,760)

December 31, 2013 – Unrealized Loss (OCI) adjustment:

•	$0.72 /sh – Market price at Dec. 31
•	$216,003 – Market Value (300,004 sh x $0.72)
•	$154,712 – Unrealized Gain Gross (300,004 Sh x ($0.72-$0.2043)
•	$52,602 – Deferred Tax ($154,712 x 34%)
•	$102,110 – OCI net of tax ($154,712 - $52,602)

Note 5. Property and Equipment, page F-8

10. We have read your response to comment 24 in our letter dated September 3, 2013. You have told us “The Company has revised the Registration Statement to comply with the Staff’s comment” regarding its production equipment. Please tell us exactly where this revision may be found. Alternatively, as previously requested, revise to explain the exact nature of “production equipment” and break out material amounts that may be grouped into this category. Explain why five to twenty years is an appropriate estimated useful life (from page F-6). Finally, describe under what circumstances such equipment will be placed in service.

Response:

The Company has revised its disclosure in Note 5 to respond to the above comment.

Note 6. Notes Payable, page F-8

11. We have read your response to comment 26 in our letter dated September 3, 2013. You have told us “The Company has revised the Registration Statement to comply with the Staff’s comment above. The debt forgiveness is dated June 1, 2013.” However, this information is included only on page 34. Herein and on page F-21, you continue to state the note and interest were forgiven “during the quarter ended March 31, 2013.” Revise your document accordingly.

Response:

    The Company’s disclosure in Amendment No. 2 and in its response to Comment 26, with respect to a June 1 date of the debt forgiveness agreement, was incorrect.  The note and interest were forgiven in the first quarter of 2013.  The company has revised the Registration Statement on page 32 accordingly.

Note 10. Nonmonetary Transactions, page F-10

12. Please explain or reconcile why you disclose on page F-8 that you received only 599,998 of ENIP common shares but the disclosure on page F-10 indicates that 666,666 such shares were transferred.

Response:

Endeavor issued the Company a total of 666,666 shares as compensation for the purchased patents.  The Company immediately transferred 10% of this amount, or 66,666 shares, to Ragonap Inc. as a royalty payment pursuant to the purchase agreement between the Company, Ragonap and Carbon 612.

***

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (516) 783-9600 if you have any questions or comments.  Thank you.

Very truly yours,

 /s/ Ezra Green
 Ezra Green